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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-65894

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Quantex Clearing, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 Hudson Street
(No. and Street)

Hoboken	NJ	07030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John V. Iannone Jr. (212) 661-0939
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath, LLP
(Name - if individual, state last, first, middle name)

480 Madison Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

Quantex Clearing, LLC
Statement of Financial Condition
December 31, 2017

Quantex Clearing, LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditor's Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Income.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 (included above) and the Computation for
        Determination of Reserve Requirements Under Rule 15c3-3 (included above).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation.
[x] Footnotes
[x] An Affirmation.
[ ] A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption.
[ ] Rule 15c3-3 Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, John V. Iannone Jr., affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Quantex Clearing, LLC (the "Company") for the year ended December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

John V. Iannone Jr.
Chief Operating & Financial Officer
Title

Subscribed and sworn
to before me

JONATHAN P MORRISON
Notary Public – State of New Jersey
My Commission Expires Apr 15, 2020

Quantex Clearing, LLC
Index

.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Those Charged with Governance of Quantex Clearing, LLC
Hoboken, NJ

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Quantex Clearing, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Crowe Horwath LLP

Crowe Horwath LLP

We have served as the Company's auditor since 2014.

New York, New York
February 28, 2018

1.

Quantex Clearing, LLC

Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	2,461,381
Deposits with clearing organizations		391,836
Securities borrowed		32,742,688
Other receivables from brokers and dealers		1,926,812
Fixed assets - net of accumulated depreciation of $208,052		917
Non-marketable securities		48,934
Other assets		64,502
Total assets	$	**37,637,070**
Liabilities and Member's Equity		
Liabilities:		
Securities loaned	$	31,430,343
Payable to broker-dealers		980,654
Bank loan payable		296,140
Accrued expenses and other liabilities		1,137,091
Subordinated loan		1,500,000
Total liabilities		**35,344,228**
Commitments		
Member's equity:		2,292,842
Total liabilities and member's equity	$	**37,637,070**

The accompanying notes are an integral part of the statement of financial condition.

Quantex Clearing, LLC

Notes to Statement of Financial Condition
December 31, 2017

Note 1 – Organization

Quantex Clearing, LLC (the "Company") is a self-clearing broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc ("FINRA"). The Company's principal business activity is a stock loan/stock borrow matched book business. The company is approved by FINRA to engage as a clearing broker for two correspondent clients with proprietary accounts; however, for the year ended December 31, 2017, the Company had not engaged in any clearing activity. The Company was organized as a limited liability company under the laws of the State of Delaware in 2010.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP")

Revenue and Expense Recognition from Securities Transactions

Securities transaction and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Securities borrowed and securities loaned transactions are generally reported as collateralized financing except where letters of credit or other securities are used as collateral and recorded at contract amounts plus accrued interest. Securities borrowed transactions require the Company to deposit cash and other collateral with lender. At December 31, 2017, the Company has advanced cash under securities borrowed agreements of $32,742,688. With respect to securities loaned, the Company receives collateral generally in an amount in excess of the market value of the securities loaned. At December 31, 2017, the Company has received collateral under securities loaned agreements of $31,430,343. The Company monitors the market value of the securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary. Furthermore, the Company accrues both securities borrowed rebate income and securities lending rebate interest on these outstanding debit and credit balances, respectively.

The Company recognizes revenues for Quantex Locator when the revenues are earned. Quantex Locator provides services to other broker-dealer via a web platform to enable them to borrow securities that are hard to borrow otherwise.

The Company recognizes commission income revenues from the licensing of a computer trading platform provided by Takion Technologies when earned.

Other Receivables from Broker-Dealer and Reserve for Doubtful Accounts

The Company carries its other receivables from broker-dealers at cost less a reserve for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes a reserve for doubtful accounts. The Company can adjust the reserve based on multiple factors which include history of past debts, collections and current credit conditions. Accounts are written off as uncollectible on a case-by-

Note 2 – Summary of Significant Accounting Policies (continued)

case basis. At December 31, 2017, the Company reviewed its receivables from broker-dealers and determined that all are collectible.

Uses of Estimates

To prepare a statement of financial condition in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and actual results could differ.

Cash and Cash Equivalents

For purposes of the statement of financial condition the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is a single member limited liability company. For tax purposes, it is considered a disregarded entity and it does not file a tax return.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing re-evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods since inception.

New Accounting Pronouncements - In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. The effective date of this ASU is January 1, 2018. The Company has analyzed the guidance in this new standard and has determined there will be no change in the manner the Company recognizes securities borrowed rebate income, securities locate income and commission income. Accordingly, the Company does not expect this guidance to have a material impact on its financial statements or regulatory capital.

Non-Marketable Securities

The Company owns Depository Trust & Clearing Corporation common stock. These shares are reflected as non-marketable securities. Management has determined these values to be Level 2 inputs because it has a quoted price in a market that is not active. There were no transfers of securities among levels 1, 2 or 3 during the year ended December 31, 2017.

Note 2 – Summary of Significant Accounting Policies (continued)

Concentration

Substantially all the cash deposits are held by one financial institution and therefore are subject to the

credit risk at that financial institution. The Company has not experienced any losses on such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Declining-balance
Office and other equipment	7 years	Declining-balance
Computer hardware	5 years	Declining-balance
Computer software	3 years	Straight-line
Leasehold improvements	lease term	Straight-line

Safe Harbor 401K Plan

The Company currently has a Safe Harbor 401K matching plan. The matching contribution equals 100% on the first 4% of participant's compensation which is deferred as an elective deferral.

Note 3 – Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined in SEC Rule 15c3-3. At December 31, 2017, the Company had net capital, as defined, of $1,492,236 which was $1,242,236 in excess of its required net capital of $250,000.

The Company did not engage in clearing activity during the year; however, the Company is approved as a clearing broker, and when it is engaged as such, the Company will be subject to SEC Rule 15c3-3. As of December 31, 2017, there was no amount of cash required to be segregated in a special reserve account for the exclusive benefit of customers.

There has been $231,500 in capital distributions for the period January 1, 2018 through the date that this report was issued.

Note 4 – Lease Commitments

The Company leases its premises pursuant to a sublease agreement accounted for as an operating lease. The sublease expires on May 31, 2018. In addition, the Company leases certain of its equipment and software pursuant to an operating lease agreement. Minimum rental payments through March 31, 2018 will be $39,487.

Note 5 - Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to the Company.

Note 6 – Subordinated Loan

Under Appendix D of the SEC Rule 15c3-1 FINRA has approved the subordinated loan agreement between Quantex Clearing, LLC and Somata Securities Ltd. in the amount of $1,500,000 with a maturity date of August 15, 2018. Subject to the terms and conditions, Quantex Clearing, LLC agreed to pay to the Lender a yearly interest rate of 2%. The Company is in compliance with all debt covenants as of December 31, 2017.

Note 7 – Line of Credit

The Company entered into a financing arrangement with the Bank of Montreal that permits the Company to borrow an amount up to $5,000,000, bearing interest at the rate of 2.92% annually. All borrowings are fully secured by securities pledged to the lender and are subject to repayment on demand. There was an outstanding principal balance in the amount of $296,140 at December 31, 2017.